UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited

Room 3303, Building 1
Zhongliang Yunjing Plaza
Heshuikou Community, Matian Street
Guangming District, Shenzhen 518083, China
+86 0755 2759-5623

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

 As previously reported, on August 5, 2024, Big Tree Cloud Holdings Limited (the “Company”) received a written notification from the Nasdaq Listing Qualifications Department of the Nasdaq Stock Market (the “Nasdaq”) that its ordinary shares had failed to maintain a minimum market value of publicly held shares (“MVPHS”) of $15,000,000 over the previous 30 consecutive trading days as required by the Nasdaq Global Market set forth in Listing Rule 5450(b)(2)(C) (the “Rule”). The Company was provided 180 calendar days, until February 1, 2025, to regain compliance.

On September 23, 2024, the Company received written notice from the Listing Qualifications Staff of Nasdaq notifying the Company that, for more than the last ten (10) consecutive business days, from August 19, 2024 through September 20, 2024, the MVPHS of the Company’s ordinary share has been $15,000,000 or greater. Accordingly, the written notice stated that the Company has regained compliance with the MVPHS listing requirement set forth under the Rule.

On September 25, 2024, the Company issued a press release announcing that it regained compliance with Nasdaq listing requirements. A copy of that press release is attached as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated September 25, 2024, regarding Regaining Compliance with Nasdaq Listing Requirements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2024

Big Tree Cloud Holdings Limited

By:	/s/ Wenquan Zhu
Name:	Wenquan Zhu
Title:	Chief Executive Officer

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